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Tel.: (604) 682-4002
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November 2, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold Closes Acquisition of Process Plant and Infrastructure for Ana Paula Project

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to announce that it has closed the acquisition from a Mexican subsidiary of Goldcorp Inc. (“Goldcorp”) of the complete process plant and select auxiliary equipment (“Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico (“the Plant Acquisition”). The El Sauzal Mine was operational until December 2014 when it began its closure. The Plant has been be acquired by Timmins Gold for future use at its recently acquired Ana Paula project in Guerrero, Mexico.

The total purchase price of C$8.0 million to be paid by Timmins Gold to Goldcorp for the Plant consists of the following:

a.	C$1.0 million in cash which was paid on closing;

b.	C$3.0 million which was satisfied by the issuance of 10 million common shares in the capital of Timmins Gold at a price of C$0.30 per share on closing; and

c.	C$4.0 million in cash payable to Goldcorp one year from closing.

The common shares issued will be subject to a hold period expiring 4 months and one day from closing.

The closing of the Plant Acquisition was subject to, among other things, the completion of a C$6.0 million private placement by Goldcorp in Timmins Gold which closed on October 19, 2015.

As a result of the Plant Acquisition and private placement, Goldcorp will hold approximately 9.9% of Timmins Gold’s issued and outstanding common shares on an undiluted basis.

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:
Timmins Gold Corp.
Mark Backens
CEO and Director
604-682-4002
mark@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production (including production at Ana Paula and Caballo Blanco), possible capital savings and estimates of pre-production capital at Ana Paula, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.